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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 15

 Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under
          Sections 13 and 15(d) of the Securities Exchange Act of 1934

                         Commission File Number 0-18107

                         Maryland Federal Bancorp, Inc.
                         ------------------------------
             (Exact name of registrant as specified in its charter)

   3505 Hamilton Street, Hyattsville, Maryland 20782 Telephone (301) 779-1200
   --------------------------------------------------------------------------
 (Address, including, zip code, and telephone number, including, area code, of registrant's principal executive offices)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                       (Title of each class of securities
                             covered by this Form)

                                      None
                                      ----
  (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)  [X]*   Rule 12g-4(a)(2)(ii) [ ]    Rule 12h-3(b)(2)(i)  [ ]
Rule 12g-4(a)(1)(ii) [ ]    Rule 12h-3(b)(1)(i)  [X]*   Rule 12h-3(b)(2)(ii) [ ]
Rule 12g-4(a)(2)(i)  [ ]    Rule 12h-3(b)(i)(ii) [ ]    Rule 15d-6           [ ]


Approximate  number of holders of record as of the certification or notice date:
None

*Maryland Federal Bancorp, Inc. was merged with and into BB&T Corporation on September 30, 1998.

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         Pursuant to the  requirements  of the Securities  Exchange Act of 1934,
BB&T Corporation, as successor by merger to Maryland Federal Bancorp, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.



DATE: October 9, 1998             BB&T CORPORATION

                                  By: /s/ Jerone C. Herring
                                  Name: Jerone C. Herring
                                  Title: Executive Vice President and Secretary

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                          [BB&T Corporation letterhead]



October 9, 1998


VIA EDGAR
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

         Re:      Maryland Federal Bancorp, Inc. -- Form 15

Ladies and Gentlemen:

         On behalf of Maryland Federal Bancorp, Inc. (the "Company"), and pursuant to Rules 12g-4 and 12h-3 under the Securities Exchange Act of 1934 and Rule 10l(a) of Regulation S-T, we are transmitting via EDGAR a Form 15 relating to the deregistration of the Company's common stock, par value $0.01 per share.

         If you have any questions regarding this Form 15, please contact the undersigned at (336) 733-2180.

                                  Very truly yours,

                                  BB&T CORPORATION


                                  By: /s/ Jerone C. Herring
                                  Name:   Jerone C. Herring
                                  Title:  Executive Vice President and Secretary